May 22, 2013

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sirimal R. Mukerjee and Norman von Holtzendorff

Re:	Red Mountain Resources, Inc.
Registration Statement on Form S-3
Filed May 3, 2013
File No. 333-188361

Ladies and Gentlemen:

On behalf of Red Mountain Resources, Inc. (the “Company”), reference is made to the letter dated May 21, 2013 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Registration Statement on Form S-3, filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2013 (the “Form S-3”). We have reviewed the Comment Letter with the Company and the following is the Company’s response to the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response thereto set forth immediately under such comment.

Registration Statement on Form S-3

1.	Please provide your analysis as to how you are eligible to use Form S-3, whether you are an accelerated filer” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934), and if so, when you became subject to the due dates for periodic filings that apply to accelerated filers. In this regard, we note that (i) your Form 10-K for the fiscal year ended May 31, 2012 disclosed that, as of November 30, 2011, the aggregate market value of your common stock held by non-affiliates was approximately $101.9 million and (ii) your Form 10-Q for the fiscal quarter ended February 28, 2013 appears to have been filed after the due date prescribed for accelerated filers. Please refer to General Instruction I.A.3(b) to Form S-3.

Response:

Accelerated Filer Status

The Company has been a “non-accelerated filer” as determined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since the end of its fiscal year ended May 31, 2012. Under Rule 12b-2, an issuer meets the definition of an accelerated filer after it first meets the following conditions as of the end of its fiscal year:

(i)	The issuer had an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $75 million or more, but less than $700 million, as of the last business day of the issuer’s most recently completed second fiscal quarter;

(ii)	The issuer has been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least twelve calendar months;

(iii)	The issuer has filed at least one annual report pursuant to Section 13(a) or 15(d) of the Exchange Act; and

(iv)	The issuer is not eligible to use the requirements for smaller reporting companies for its annual and quarterly reports.

As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2012, as of November 30, 2011, the Company’s public float was $101.9 million. However, as of May 31, 2012, the Company had not been subject to the reporting requirements under Section 13(a) or 15(d) of the Exchange Act for twelve calendar months as calculated in accordance with Question 130.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations (“C&DIs”). In fact, the Company was only subject to the reporting requirements under Section 13(a) or 15(d) for a period of ten months as of May 31, 2012. As a result, as of May 31, 2012, the Company failed the second condition of the accelerated filer status definition under Rule 12b-2 and is a non-accelerated filer for its fiscal year 2013. We confirmed this analysis with Jerry Laporte in the Office of Chief Counsel in July 2012. The following is a detailed explanation of our analysis.

The Company’s initial registration statement on Form S-1 became effective on June 9, 2010. In addition, a post-effective amendment was declared effective on March 9, 2011. As a result of the effectiveness of the Form S-1, the Company became subject to the reporting obligations under Section 15(d) of the Exchange Act for its 2011 fiscal year, which ended on May 31, 2011. However, pursuant to Section 15(d) of the Exchange Act, an issuer’s reporting obligations under Section 15(d) are automatically suspended if, at the beginning of a fiscal year other than the fiscal year within which the registration statement became effective, the issuer had less than 300 record holders, which is calculated in accordance with Question 152.01 of the C&DIs. Reporting obligations are automatically suspended under Section 15(d) of the Exchange Act, regardless of whether a Form 15 was filed (see Questions 153.01 and 171.01 of the C&DIs). On June 1, 2011, the first day of the Company’s 2012 fiscal year, the Company had less than 300 record holders and, as a result, its reporting obligations under Section 15(d) were automatically suspended.

A post-effective amendment subsequently became effective on July 11, 2011, which reinstated the Company’s reporting obligations under Section 15(d) for the remainder of its 2012 fiscal year. Therefore, the Company was not subject to the reporting requirements under Section 15(d) from June 1, 2011 through July 10, 2011. In addition, pursuant to Question 130.02 of the C&DIs, the Company would not be considered “subject to” the reporting requirements even if it submitted Exchange Act reports on a voluntary basis.

The Company then filed a Form 8-A, which became effective on September 22, 2011. Prior to September 22, 2011, the Company was not subject to the reporting requirements under Section 13(a).

Accordingly, as of May 31, 2012, the Company had only been subject to the reporting requirements under Section 13(a) or 15(d) since July 11, 2011, which was less than the twelve calendar months required to qualify as an accelerated filer under Rule 12b-2 of the Exchange Act. Any reporting history as a voluntary filer would not be included in calculating the twelve calendar months under Question 130.03 of the C&DIs. Therefore, the Company did not satisfy the definition of an accelerated filer and was a non-accelerated filer at May 31, 2012. The Company will continue to be a non-accelerated filer until its next Rule 12b-2 determination at its next fiscal year end, which is May 31, 2013.

Form S-3 Eligibility

The Company also met the eligibility requirements for use of Form S-3 at the time of filing the Form S-3. The Company met the eligibility requirement under General Instruction I.A.3(b) because, as discussed above, it has been a non-accelerated filer since May 31, 2012, and the Company has filed all of its periodic reports within the time periods prescribed for non-accelerated filers. The Company also met the other registrant requirements under General Instruction I.A. and the transaction requirements under General Instruction I.B. for transactions involving secondary offerings. Pursuant to Question 116.14 of the C&DIs, if an issuer meets the float test in General Instruction I.B.1 of Form S-3, it may use the Form S-3 for secondary offerings, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association.

At the time of filing the Form S-3, the Company had 125,961,731 shares of common stock outstanding and 12,552,074 shares of common stock held by affiliates of the Company. Using a closing price of $0.90 as of April 2, 2013, which was within 60 days of filing the Form S-3, the Company’s public float was approximately $102.1 million. As a result, the Company met the public float requirement under I.B.1. and was eligible to use the Form S-3 for secondary offerings.

* * * * *

If you have any further comments or questions, please contact the undersigned at (214) 969-2891.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries, Esq.

cc:	Alan W. Barksdale, Red Mountain Resources, Inc.

Exhibit A

May 22, 2013

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sirimal R. Mukerjee and Norman von Holtzendorff

Re:	Red Mountain Resources, Inc.
Registration Statement on Form S-3
Filed May 3, 2013
File No. 333-188361

Red Mountain Resources, Inc. (the “Company”) hereby acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Alan W. Barksdale

Alan W. Barksdale

Chief Executive Officer